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JUN 05 2008

Washington, DC
109

Your Ref	
Ref/CAM	JTP/JP184125/894854-600002
E-mail	jtperugini@jonesday.com
Direct	020 7039 5133
Date	5 June 2008

[redacted]

08003105

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

John T. Perugini

PROCESSED
JUN 11 2008
THOMSON REUTERS

dlw 6/10

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	cancellation of listing
Released	08:03 04-Apr-08
Number	5940R

AGCERT INTERNATIONAL PLC

In Examinership under the Companies (Amendment) Act 1990

Cancellation of listing

Further to the announcements made on 03 December 2007 and 21 February 2008, AgCert International plc ("AgCert" or the "Company") today announces that the appointed Examiner is in the process of preparing proposals that may see the Company resolve its obligations and maintain an ongoing business. In the absence of these proposals being approved by all parties and successfully implemented, there is no reasonable prospect that the Company will be able to continue to operate a viable business. The Examiner has concluded that the continued listing of AgCert could jeopardise the successful completion of the proposals, and the Company has therefore requested that the listing be cancelled. Following UKLA approval, the cancellation is effective from 08:00am today.

Any further updates will be published on the Company's website, unless otherwise required under Irish company law.

Contact: 4 April 2008

College Hill

Anthony Parker 0207 457 2020

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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